Exhibit 12
TAM S.A.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	At December 31,					At June 30,
Brazilian GAAP	2002	2003	2004	2005	2006	2007
	(in millions of reais, except otherwise stated)
Earnings(1)
Income before income taxes	(871)	235	498	296	853	50
Fixed charges	324	389	274	299	355	154
Total earnings	(547)	624	772	595	1,208	204
Fixed charges(2)
Interest costs(3)	133	173	57	90	115	15
Estimated interest within operating lease expenses(4)	191	216	217	209	240	139
Total fixed charges	324	389	274	299	355	154
Ratio of earnings to combined fixed charges(5)(6)		1.60x	2.82x	1.99x	3.40x	1.32x

	At December 31,					At June 30,
U.S. GAAP	2002	2003	2004	2005	2006	2007
	(in millions of reais, except otherwise stated)
Earnings(1)
Income before income taxes	(1,651)	957	630	644	1,242	323
Fixed charges	353	406	294	329	394	258
Total earnings	(1,298)	1,363	924	973	1,636	581
Fixed charges(2)
Interest costs(3)	236	284	187	229	267	178
Estimated interest within operating lease expenses(4)	117	122	107	100	127	80
Total fixed charges	353	406	294	329	394	258
Ratio of earnings to combined fixed charges(5)(6)		3.36x	3.14x	2.96x	4.15x	2.25x

(1)	Total earnings is the sum of our income before income taxes and our fixed charges, as defined below.

(2)	Fixed charges is the sum of our interest expenses and our estimated interest within operating lease expenses.

(3)	Relates to interest costs on continuing operations.

(4)	Represents one-third of our operating lease expenses, which is a reasonable approximation of the interest factor included within operating lease expenses.

(5)	Ratio of earnings to combined fixed charges is calculated by dividing total earnings by total fixed changes.

(6)	Due to the loss incurred in 2002, earnings were insufficient to achieve ratio coverage of one- to-one. The amount of earnings required to attain a ratio of one-to-one would be R$871 million (U.S.$451 million) and R$1,651 million (U.S.$855 million), under Brazilian GAAP and U.S. GAAP respectively. In each case, the U.S. dollar figures are based on translations into U.S. dollars at the rate of R$1.93 to U.S.$1.00, which was the U.S. dollar selling rate at June 30, 2007 published by the Central Bank on its electronic information system, SISBACEN, using transaction code PTAX 800, option 5.